Exhibit 99.3
Deutsche Bank Trust Company Americas
Trust and Securities Services
Global Equity Services
FOR INFORMATION PURPOSES ONLY — NO RESPONSE REQUIRED

DEPOSITARY RECEIPTS	October 1, 2006
Depositary’s Notice of Annual General Meeting of Shareholders of WNS (Holdings) Limited:

Issue:	WNS (Holdings) Limited / Cusip 92932M101

Country:	Jersey

Meeting Details:	Annual General Meeting of Shareholders for WNS (Holdings) Limited on October 31, 2006 at 11:00 am (Local Time) at Channel House, 7 Esplanade, St Helier, Jersey, Channel Islands, JE4 5UW

Meeting Agenda:	The Company’s Notice of Meeting including the Agenda is attached

Ordinary :ADR ratio	1 Ordinary Share : 1 ADS
Holders of WNS (Holdings) Limited American Depositary Receipts (ADRs) are hereby notified of an Annual General Meetings of Shareholders of WNS (Holdings) Limited (the “Company”) to be held on Tuesday October 31, 2006. Documents provided by the Company relating to the meeting can be accessed at www.adr.db.com or the company website at www.wnsgs.com.
Holders of record of ADRs can instruct Deutsche Bank Trust Company Americas, as Depositary, in writing as to the exercise of voting rights attributable to the Deposited Shares represented by the ADRs in accordance with the terms and conditions of the Deposit Agreement. Therefore, this announcement and the information provided by the Company contained herein are provided to ADR holders for information purposes only. NO RESPONSE FROM ADR HOLDERS IS REQUIRED.
For further information, please contact:
Beverly George
Depositary Receipts
212 250 1504 phone
212 797 0327 fax